Myron R. Henderson
M3 Engineering & Technology Corporation
2051 W. Sunset Road, Ste. 101
Tucson, Arizona 85704
Telephone: 520-293-1488

CONSENT OF QUALIFIED PERSON

TO: All securities regulatory authorities

I, Myron R. Henderson, consent to the public filing of the technical report titled "MacArthur Copper Project, Amended NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" dated effective 23 May 2012 and amended on 17 January 2014 (the "Technical Report") by Quaterra Resources Inc. (the "Company").

I also consent to any extracts from or a summary of the Technical Report in the press release titled "Quaterra Releases Favorable Preliminary Economic Assessment On MacArthur Oxide Resource Showing Potential For Large-Scale Copper Mine With Long-Term Cash Flows" dated 23 May 2012 (the "Press Release"), by the Company.

I certify that I have read the Press Release being filed by the Company and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 17th day of January, 2014.

Myron R. Henderson
Signature of Qualified Person


REGISTERED PROFESSIONAL ENGINEER
MYRON R. HENDERSON
No. 4133
Exp. 6/30/15
MANUFACTURING
STATE OF CALIFORNIA

Myron R. Henderson
Print name of Qualified Person